Exhibit 99.1

NLS Pharmaceutics Announces the Submission of Three Research Abstracts to the 2025 ASCP Annual Meeting

Zurich, Switzerland – January 30, 2025 – NLS Pharmaceutics Ltd. (NASDAQ: NLSP) (NASDAQ: NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on developing innovative therapies for central nervous system (CNS) disorders, is pleased to announce the submission of three research abstracts to the 2025 Annual Meeting of the American Society of Clinical Psychopharmacology (ASCP).

The ASCP Annual Meeting, taking place from May 27 to May 30, 2025, at the Fairmont Scottsdale Princess in Scottsdale, Arizona, is one of the world’s leading conferences dedicated to advancing research in neuropsychopharmacology. This prestigious event provides a platform for cutting-edge research and innovative therapeutic approaches in neuropsychiatric drug development, precision psychiatry, and addiction medicine.

NLS Submitted Research Abstracts:

1.

Evaluating the Effects of Mazindol on Fentanyl Dependence in Animal Models (Study KO-943)

This study explores the therapeutic potential of Mazindol ER, a triple monoamine reuptake inhibitor with additional activity on 5-HT1A, MOP, and OX2R receptors, for fentanyl dependence. We believe that the preclinical data will demonstrate its ability to mitigate reward-seeking behavior and withdrawal symptoms, positioning it as a promising non-opioid alternative for managing fentanyl addiction.

2.

Non-Sulfonamide Dual Orexin Receptor Agonists: Preliminary Results of AEX-41 and AEX-2 in a Mouse Model of Narcolepsy

This research presents promising preclinical findings on AEX-41 and AEX-2, two novel dual orexin receptor agonists (DOXA), in a mouse model of narcolepsy. In preliminary conclusion, these compounds exhibit wake-promoting properties without the adverse metabolic effects associated with traditional stimulants, making them strong candidates for treating narcolepsy and related hypersomnolence disorders.

3.

Comprehensive Multitarget Strategy for Managing Diabetes-Associated Neurological and Sleep Disorders (DANS)

This study introduces an innovative pharmacological platform for treating diabetes-related cognitive and sleep disorders. The research integrates dual orexin receptor agonists (DOXA), neuropeptide-based preconditioning, and metabolic modulators to address the interplay between neuroinflammation, β-cell dysfunction, and circadian rhythm disruption.

Advancing Clinical Research in Neuropsychopharmacology

“NLS Pharmaceutics is honored to contribute to the 2025 ASCP Annual Meeting, one of the premier global platforms for advancing clinical research in neuropsychopharmacology,” said Dr. Eric Konofal, MD, PhD, Chief Scientific Officer of NLS Pharmaceutics. “Our research spans innovative therapeutic solutions such as Mazindol ER for fentanyl dependence, dual orexin receptor agonists for narcolepsy, and a multitarget approach to managing diabetes-related neurological and sleep disorders. These abstracts reflect our commitment to addressing critical unmet medical needs in addiction medicine, sleep disorders, and cognitive health.”

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss-based clinical-stage biopharmaceutical company dedicated to the development of groundbreaking therapies for rare and complex CNS disorders. The Company collaborates with world-renowned scientists and pharmaceutical partners to advance innovative treatments in areas such as addiction medicine, sleep disorders, and cognitive dysfunction. For more information, visit www.nlspharma.com.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential of Mazindol ER and the AEX-41 and AEX-2 compounds for the treatment of various conditions. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS products may not be approved by regulatory agencies, NLS technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS patents may not be sufficient; NLS products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Contact:
Investor Relations Contact
InvestorRelations@nls-pharma.com
www.nlspharma.com